

Mail Stop 3233

October 8, 2015

Via e-mail
William Trench
Chief Financial Officer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2

> **Re: Central GoldTrust**
> **Form 40-F for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **File No. 1-32934**

Dear Mr. Trench:

We have reviewed your September 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2015 letter.

Form 40-F for the year ended December 31, 2014

Exhibit 99.2

1. We note your response to our prior comment one. Please revise future periodic filings to disclose that your units are redeemable for cash.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities